Exhibit 99.1

Further to the announcement

of the agreement signed with

the South Korean Cell2in

KORIL approves Cellect’s grant application

The Korea-Israel Industrial R&D Foundation (KORIL-RDF) approves grant for the collaboration between Cellect and Cell2in, providing financing for the joint project

Dr. Shai Yarkoni, Cellect CEO commented:

“The grant approval by KORIL-RDF acknowledges the commercial and scientific potential that may arise from our collaboration with Cell2in. The grant opens the door for larger collaboration and commercial opportunities.”

Tel Aviv, Israel – Dec 17, 2018 – Cellect Biotechnology Ltd. (Nasdaq: APOP), a developer of a novel stem cell production technology, announced that KORIL-RDF, has approved Cellect’s grant application, submitted with Cell2in, a Korean cell therapy company with whom a collaboration agreement was signed recently.

The agreement will potentially enhance and accelerate the development of Cellect’s ApoGraft™ Technology Platform. In addition, the combination of the two technologies may result in a synergic effect on stem cell expansion, and open new potential applications.

According to the agreement, Cellect will use Cell2in proprietary FreSHtracer technology for the functional identification of stem cells. Both companies will collaborate on a proof-of-concept of combining technologies in order to significantly improve stem cells selection process. Upon potentially successful results, both companies plan to broaden their collaboration to provide a combined solution that will benefit multiple stem cell therapy products covering a wide range of diseases.

Specifically, Cellect is aiming to show more efficient quantification, as compared to current industry standards of mesenchymal stem cells (MSCs) and hematopoietic stem cells (HSCs), and validation through quantification that Fas Ligand (FasL), Cellect’s main active ingredient, accelerates MSC expansion relative to processes currently used in approved products as well as products in clinical trials.

As Cellect advances its clinical program towards the commercialization of its products, it becomes more important to continuously seek ways to use Cellect’s technology with other products in order to maintain its leadership position for enabling cell therapy. The grant is to be finalized pending proposed budget review and signatures.

About Cellect Biotechnology Ltd.

Cellect Biotechnology (NASDAQ: APOP) has developed a breakthrough technology for the selection of stem cells from any given tissue that aims to improve a variety of stem cell-based therapies.

The Company’s technology is expected to provide research, hospitals and pharma companies with the tools to rapidly isolate stem cells in quantity and quality allowing stem cell-based treatments and procedures in a wide variety of applications in regenerative medicine. The Company’s current clinical trial is aimed at bone marrow transplantations in cancer treatment.

Forward Looking Statements

This press release contains forward-looking statements about the Company’s expectations, beliefs and intentions. Forward-looking statements can be identified by the use of forward-looking words such as “believe”, “expect”, “intend”, “plan”, “may”, “should”, “could”, “might”, “seek”, “target”, “will”, “project”, “forecast”, “continue” or “anticipate” or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. For example, forward-looking statements are used in this press release when we discuss the Company’s belief regarding the results of any future collaboration with Cell2in. These forward-looking statements and their implications are based on the current expectations of the management of the Company only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. In addition, historical results or conclusions from scientific research and clinical studies do not guarantee that future results would suggest similar conclusions or that historical results referred to herein would be interpreted similarly in light of additional research or otherwise. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the Company’s history of losses and needs for additional capital to fund its operations and its inability to obtain additional capital on acceptable terms, or at all; the Company’s ability to continue as a going concern; uncertainties of cash flows and inability to meet working capital needs; the Company’s ability to obtain regulatory approvals; the Company’s ability to obtain favorable pre-clinical and clinical trial results; the Company’s technology may not be validated and its methods may not be accepted by the scientific community; difficulties enrolling patients in the Company’s clinical trials; the ability to timely source adequate supply of FasL; risks resulting from unforeseen side effects; the Company’s ability to establish and maintain strategic partnerships and other corporate collaborations; the scope of protection the Company is able to establish and maintain for intellectual property rights and its ability to operate its business without infringing the intellectual property rights of others; competitive companies, technologies and the Company’s industry; unforeseen scientific difficulties may develop with the Company’s technology; and the Company’s ability to retain or attract key employees whose knowledge is essential to the development of its products.. Any forward-looking statement in this press release speaks only as of the date of this press release. The Company undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2017 filed with the U.S. Securities and Exchange Commission (“SEC”), which is available on the SEC’s website, http://www.sec.gov, and in the Company’s periodic filings with the SEC.

Contact

Cellect Biotechnology Ltd.

Eyal Leibovitz, Chief Financial Officer

www.cellect.co

+ 972-9-974-1444